

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2018

Christine M. McCarthy
Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

> **Re: The Walt Disney Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed November 22, 2017**
> **File No. 001-11605**

Dear Ms. McCarthy:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Melissa Raminpour

                    Melissa Raminpour
                    Branch Chief
                    Office of Transportation and Leisure